UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 8, 2010**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

In the press release dated January 8, 2010, First Financial Holdings, Inc. announced increase in loan loss provision for first quarter of FY 2010.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits.

Exhibit (99.1). Press release dated January 8, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall

R. Wayne Hall
Executive Vice President
and Chief Financial Officer

Date: January 11, 2010

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. announces increase in loan loss provision for first quarter.

EXHIBIT 99.1

FIRST FINANCIAL HOLDINGS, INC.

2440 Mall Drive • Charleston, S.C. 29406
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
              Vice President-Investor Relations
              and Corporate Secretary
              (843) 529-5931 or (843) 729-7005
              dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC.
ANNOUNCES INCREASE IN LOAN LOSS PROVISION FOR FIRST QUARTER

Charleston, South Carolina (January 8, 2010) – First Financial Holdings, Inc. ("First Financial" or the "Company") (NASDAQ GSM: FFCH), the holding company for First Federal Savings and Loan Association of Charleston ("First Federal"), today announced that it expects to record a provision for loan losses between $25 million and $26 million for the first quarter of fiscal 2010, which will result in a loss for this quarter. This higher provision brings our allowance for loan loss reserve to approximately $73 million. First quarter 2010 net charge-offs are expected to be between $20 million and $21 million.

"This higher than historical provision results from asset quality downgrades to land loans and the acquisition and development portfolio. This deterioration is the result of weakness in the economy and further decline in real estate values," said President and Chief Executive Officer A. Thomas Hood. "We will continue to conduct an extensive review of our commercial real estate portfolio to implement loss mitigation strategies. Additional resources have been allocated for the resolution of problem assets. We believe loan loss provisions and charge-offs will remain elevated through fiscal 2010 due to the continued deterioration in the real estate sector and the weak economy."

The Company has evaluated the regulatory capital ratios of the Bank and as of December 31, 2009, the Bank will continue to meet all applicable regulatory capital requirements and it remains "well capitalized" under applicable regulations.

As previously announced, First Financial will release first quarter results on Wednesday, January 27, 2010.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston, which operates 65 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender counties in coastal North Carolina offering banking, trust and pension administration services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties that cannot be predicted

or quantified and are beyond the Company's control, including the potential that our provisions for loan losses and net-charge offs for the first quarter of fiscal 2010 may be higher than expected. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements as a result of a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the States of North and South Carolina, interest rates, the North and South Carolina real estate markets, the demand for mortgage loans, the credit risk of lending activities, including changes in the level of and trend of loan delinquencies and charge-offs, results of examinations by our banking regulators, our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission ("SEC"), including the Annual Report on Form 10-K for the fiscal year ended September 30, 2009. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

Such forward-looking statements may include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts nor have such projections been audited, examined or otherwise reviewed by independent auditors of the Company. In addition, such projections are based upon many estimates and inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of management of the Company. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by the Company that the projections will prove to be correct. The Company does not undertake to update any forward-looking statement that may be made on behalf of the Company.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.